Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ZAGG Inc:

We consent to the incorporation by reference in the registration statements (No. 333-147510, 333-179227, 333-187467, and 333-203892) on Form S-8 and (No. 333-181748 and 333-208213) on Form S-3 of ZAGG Inc of our reports dated March 9, 2017, with respect to the consolidated balance sheets of ZAGG Inc and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10-K of ZAGG Inc.

Our report dated March 9, 2017, on the effectiveness of internal control over financial reporting as of December 31, 2016, express our opinion that ZAGG Inc did not maintain effective internal control over financial reporting as of December 31, 2016 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that a material weakness related to the Company’s risk assessment process over changes in the business operations and the design of process level control activities over the accuracy of sales transactions involving direct-shipments from China and the accuracy of in-transit inventory have been identified and included in management's assessment.

/s/ KPMG LLP

Salt Lake City, Utah
March 9, 2017